SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/2/04


1. NAME OF REPORTING PERSON
Opportunity Partners L.P., Full Value Partners L.P. and affiliated entities.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

91,203

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

100,898
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

100,898

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.64%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This statement constitutes amendment No.4 to the Schedule 13D filed on November 10, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.




Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Board of Directors dated 12/2/04

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/2/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos



Exhibit 1
Letter to Board of Directors

  Opportunity Partners L.P., 60 Heritage Drive, Pleasantville,
                            NY 10570
               (914) 747-5262 // Fax: (914) 747-
          5258//oplp@optonline.net
                                   December 2, 2004

The Board of Directors
Wells Financial Corp.
53 1st Street SW
Wells, MN 56097

Dear Board Members:

You have responded to our offer to pay $35.00 per share for all shares of Wells Financial Corp. ("Wells") by asserting that Wells is not for sale. However, we remind you that the shareholders own Wells and they may disagree with your position. We urge you to read the following editorial from last Friday's Wall Street Journal and reconsider your stance.
     For all the recent debate about how to avoid another Enron, the best guarantee of good corporate governance remains an open market for corporate control. Se we'd have thought that more of the good-government crowd would be up in arms about PeopleSoft's continued defiance of Oracle's $9.2 billion hostile takeover bid.
     PeopleSoft's shareholders finally got to vote on the deal last week, a privilege they'd been denied for 18 months as the board took it upon itself to reject five Oracle offers. Finally given their say, the owners of 61% of PeopleSoft shares agreed to Oracle's bid. Yet the board rejected Oracle again on Saturday, arguing that, although a majority of shareholders had tendered their shares, somehow a "majority" of owners still weren't happy with the price. If this is the sort of math PeopleSoft uses in its accounting software, clients should be worried.
     Boards can certainly recommend against tender offers, but shareholders ought to have the opportunity to reject that advice and accept them. It's their money. Instead, management and over-loyal boards too often ignore shareholders or turn to antitakeover provisions such as poison pills (as PeopleSoft's board is doing) to entrench themselves. This is changing slowly as shareholders demand reform, but board intransigence remains common.
     Oracle may yet prevail, even if it means waiting until spring when it stands a good (and growing) chance of installing its own board through a proxy fight. But the uncertainty of lawsuits and an antitrust case have already taken a toll on PeopleSoft's net income and share price -- one reason that Oracle's current offer is $2 a share less than its top offer of $26 a share. If Oracle's offer is good enough for the owners, who are seven directors to disagree?
We reiterate that we have the financial wherewithal to consummate a transaction for all shares of Wells and to demonstrate our good faith will deposit $1 million in cash into an escrow account to be forfeited if we fail to consummate our offer due to inadequate financing. All we ask is that shareholders be given an opportunity to decide whether or not they wish to accept our offer. After all, they are the owners of Wells, are they not?

                                   Very truly yours,


                                   Phillip Goldstein
                                   President
                                   Kimball & Winthrop, Inc.
                                   General Partner